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Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

First Data Corporation issued the following press release today:

Investor Relations Contact: David Banks First Data 303-967-8057	Media Relations Contact: Staci Busby First Data 303-967-7188

First Data Sets Record Date for Special Shareholder Meeting on
Concord Merger

(DENVER)—August 28, 2003—First Data Corp. (NYSE: FDC) today announced that it has established a record date for a special shareholder meeting to consider and vote upon the proposed merger between Concord EFS (NYSE: CE) and First Data.

First Data shareholders of record at the close of business on September 8, 2003 will be eligible to vote on the proposal and to attend the special meetings of shareholders.

First Data will send a definitive joint proxy statement/prospectus to shareholders of record. The proxy will contain important information about the proposed merger. Shareholders are urged to read the joint proxy statement/prospectus when it becomes available. The joint proxy statement/prospectus also will include the date, time and location of the special meeting.

First Data remains committed to working cooperatively with the antitrust division of the U.S. Department of Justice (DoJ) to provide materials following the DoJ's request for additional information.

First Data currently expects to certify as to substantial compliance with the DoJ's request for additional information no later than early September. The company expects the transaction to close in the second half of 2003.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 165,000 Agent locations in more than 195 countries and territories.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) a preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be amended. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Notice to Investors, Prospective Investors and the Investment Community Cautionary Information Regarding Forward-Looking Statements

Statements in this communication regarding the proposed merger of First Data Corporation and Concord EFS, Inc., which are not historical facts, including expectations of when the transaction may close, are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this communication are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) no unanticipated developments relating to previously disclosed lawsuits or similar matters; and (c) no catastrophic events that materially impact First Data's or Concord's operating facilities, communication systems and technology. First Data does not undertake any obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time.

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First Data Sets Record Date for Special Shareholder Meeting on Concord Merger